EnCana acquires Cutbank Ridge
natural gas resource play

Estimated to hold more than 4 trillion cubic feet of recoverable gas potential

Calgary, Alberta, (September 22, 2003) — EnCana has recently completed the acquisition of about 500,000 net acres (about 780 sections) of prospective natural gas development lands in the Canadian Rocky Mountain foothills. In this major new resource play — called Cutbank Ridge — the company estimates that it will ultimately recover more than 4 trillion cubic feet (Tcf) of natural gas. Over the past year, EnCana has invested about $500 million in exploration drilling and land sales to capture Cutbank Ridge, which spans the British Columbia-Alberta border. The resource-play character of these lands is expected to yield steady, profitable, long-life production growth.

“Our extensive seismic surveys, geological analysis and exploratory drilling have identified another promising resource play in the deep basin. Cutbank Ridge (Cadomin geological formation) is similar to our attractive gas development projects in Greater Sierra (Jean Marie formation) in northeast B.C. and Mamm Creek (Mesa Verde formation) in the U.S. Rockies. These resource plays are characterized by large areal extent and we believe they hold multiple TCFs of recoverable natural gas. We have successfully demonstrated that our application of technology and large repeatable drilling programs can drive down development costs in these resource plays to achieve attractive financial returns. Typical of EnCana’s other large resource plays, Cutbank Ridge has potential of several hundred million cubic feet per day of long-life gas production,” said Randy Eresman, EnCana’s Chief Operating Officer.

Cutbank Ridge further enhances EnCana’s identifiable, long-term, low-risk growth profile. We currently have about 100 rigs running company-wide and plan to drill 2,500 gas wells in the last half of 2003. Excluding the Cutbank Ridge acquisition, we are forecasting a 2003 gas sales exit rate of between 3.2 billion and 3.3 billion cubic feet per day, lifting average annual sales to achieve EnCana’s full-year target of 3.0 billion to 3.1 billion cubic feet per day,” Eresman said.

For the past 18 months, EnCana has been assembling the lands covering the Cutbank Ridge play. The final steps in this multi-phase acquisition were recently concluded at provincial land sales in B.C. and Alberta where EnCana invested $369 million to purchase a majority interest in 39 parcels totalling about 350,000 net acres. EnCana previously acquired about 150,000 net acres through purchases, land swaps with other companies and Crown land sales. EnCana’s total Cutbank Ridge lands, centred about 50 kilometres southwest of Dawson Creek, B.C., are about 500,000 net acres.

“Cutbank Ridge is a classic resource play; the natural gas is contained in continuous tight sandstone reservoirs; the play was extensively delineated by previous industry drilling; the application of technological advances in drilling and completion techniques have now made the play economically viable; and the reservoir characteristics support long-term predictable gas production growth. In the Cutbank Ridge play, single sections are estimated, on average, to contain more than 6 billion cubic feet of recoverable natural gas, based on two horizontal wells per section. Horizontal wells are initially expected to cost about $4 million which includes drilling, completion, tying into sales pipelines and facility costs. We estimate full-cycle finding and development costs of approximately $1.50 per thousand cubic feet of gas,” Eresman said.

In the exploration phase of this acquisition, EnCana examined the well logs from more than 300 previously-drilled wells in this region and drilled about 25 wells to establish production profiles. The Cadomin formation is about 8,000 feet deep and 100 feet thick. First-year production rates on each well are expected to average 1 million to 2 million cubic feet of gas per day. Tight gas resource plays are typically characterized by fairly steep first-year decline rates, followed by much shallower decline rates that average less than 15 per cent per year for years thereafter. EnCana’s preliminary Cutbank Ridge development plan contemplates drilling 100 to 200 wells per year.

“This year, we have substantially stepped up investment in B.C. from $700 million to over $1 billion, which is a clear endorsement of the progressive steps taken by the B.C. government to provide the conditions required to attract these huge capital commitments. In Greater Sierra, we have increased our summer drilling to 80 wells — double our initial plan,” said Mike Graham, President of EnCana’s Canadian Foothills & Frontier Region. “We applaud the government for improving the investment climate through targeted royalties, upgrading of roads, the adoption of summer drilling incentives, enhanced tax competitiveness and streamlined regulatory processes. We look forward to a continuation of B.C.’s Oil and Gas Development Strategy.”

Sales targets for 2003 and 2004 confirmed

EnCana is on track to achieve a 10 percent increase in conventional sales per share from pro forma levels in 2002. Oil, natural gas and natural gas liquids sales this year are forecast to average between 740,000 and 797,000 barrels of oil equivalent per day, which is comprised of between 3 billion and 3.1 billion cubic feet of gas per day and 240,000 and 280,000 barrels of oil and NGLs per day.

On a regional basis, EnCana’s USA Region anticipates meeting the top end of its sales guidance — 725 million cubic feet of forecast gas sales per day. In Canada, gas production growth has experienced delays this year due to the short winter, a wet spring and greater than expected declines in the Ladyfern field. Current EnCana gas production is more than 3 billion cubic feet per day. In the coming months, EnCana expects to increase production from Greater Sierra, the Canadian Plains and the U.S. Rockies, allowing the company to exit 2003 at the lower end of its 2004 gas sales target.

In 2004, daily oil, NGLs and natural gas sales are expected to increase by about 10 percent from the 2003 forecast sales levels to between 805,000 and 885,000 barrels of oil equivalent per day, comprised of natural gas sales between 3.25 billion and 3.45 billion cubic feet per day and 265,000 and 310,000 barrels of oil and NGLs per day.

Normal Course Issuer Bid purchases

As of September 19, 2003, EnCana has invested approximately $915 million purchasing 18,124,400 of its common shares for cancellation, which represents 3.8 percent of EnCana’s outstanding common shares as at October 22, 2002. The shares were purchased at an average price of $50.48 per common share under the company’s Normal Course Issuer Bid. The company expects to purchase a total of 5 percent of the outstanding shares during 2003, and it intends to apply to renew the bid, which expires October 21, 2003.

EnCana Corporation

EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. It has an enterprise value of approximately C$30 billion. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. International subsidiaries operate two key high potential international growth platforms: Ecuador, where it is the largest private sector oil producer, and the U.K. central North Sea, where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the anticipated recoverable gas potential from the Cutbank Ridge play; the term, predictability, sustainability of potential production and potential production growth from the play; the anticipated similarity of the Cutbank Ridge play to the Greater Sierra and Mamm Creek developments and the recoverability of gas from such resource plays; the ability to drive down development costs to achieve attractive financial returns; full-cycle finding and development costs for the play; anticipated production rates in the first year of production and beyond; development plans and the timing thereof; the anticipated number, timing and cost of wells; capital investment plans; anticipated sales and sales growth in 2003 and beyond; the ability to meet guidance forecasts; EnCana’s internal projections, expectations or beliefs concerning future operating results, and various components thereof, including those for the USA Region, Greater Sierra, the Canadian Plains and the US Rockies; plans to renew the company’s Normal Course Issuer Bid and purchases thereunder; and references to potential exploration.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of international war, hostilities, civil insurrection and instability affecting countries in which the company operates and international terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; the risk that the anticipated synergies to be realized by the merger of AEC and PCE will not be realized; costs relating to the merger of AEC and PCE being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable , there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Senior Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist
Manager, Investor Relations
(403) 645-4737

3